GUARDFORCE AI CO., LTD.

10 Anson Road, #28-01 International Plaza

Singapore 079903

July 11, 2022

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E. Washington, D.C. 20549

Attention: Blaise Rhodes and Rufus Decker

Re:	Guardforce AI Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2021

Filed April 1, 2022

File No. 001-40848

Ladies and Gentlemen:

We hereby submit the responses of Guardforce AI Co., Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 5, 2022, providing the Staff’s comments with respect to the above-referenced Company’s annual report on Form 20-F, as amended by Amendment No. 1 thereto, for the fiscal year ended December 31, 2021 (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 2 to the Form 20-F (the “Amendment No. 2”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 20-F for Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please make arrangements for your auditors to revise their audit report to reference:

●	International Financial Reporting Standards as issued by the International Accounting Standards Board and

●	the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation S-X.

It also appears that in the sixth paragraph of the audit report that:

●	the reference to Note 1 should be to Note 2 and

●	the reference to negative cash flows from operating activities is inconsistent with your cash inflows from operating activities for each of the three years ended December 31, 2021 shown in your statements of cash flows on page F-9.

Finally, it appears that the net loss for the year ended December 31, 2021 referenced in the eighth paragraph differs from the net loss presented in your statements of profit and loss on page F-6. Once your auditors have corrected all of these discrepancies in their report, please file an amended Form 20-F.

RESPONSE: In response to the Staff’s comments, our auditors revised their audit report on page F-2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 6702 1179 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

GUARDFORCE AI CO., LTD.

	By:	/s/ Lei Wang
	Name:	Lei Wang
	Title:	Chief Executive Officer and Director

cc: Louis A. Bevilacqua, Esq.